MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 273

         The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 273 on February 20, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page.     The date of the Prospectus has been completed.

     Pages 2-3.      "The Summary of Essential Financial Information" section
                     and "Fee Table" have been completed.

     Pages 4-12.     Revisions have been made and the portfolios have been
                     completed.

     Pages 13-23.    The descriptions of the Securities issuers have been
                     completed.

     Pages 24-26.    The Report of Independent Certified Public Accountants and
                         Statements of Condition have been completed.





                                                              FILE NO. 333-54126
                                                                    CIK #1123040


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 2
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 273

     B.   Name of Depositor: VAN KAMPEN FUNDS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER             VAN KAMPEN FUNDS, INC.
Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street         One Parkview Plaza
Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181


     E. Title of securities being registered: Units of undivided fractional beneficial interest

     F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

         / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on February 20, 2001 pursuant to Rule 487.



                                   Van Kampen

                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.



Bandwidth & Telecommunications
   Portfolio
   Series 14A
   Series 14B

Biotechnology & Pharmaceutical
   Portfolio
   Series 14A
   Series 14B

Internet Portfolio
   Series 27A
   Series 27B

Morgan Stanley Consumer
   IndexSM Portfolio
   Series 1A
   Series 1B

Morgan Stanley High-Technology 35
   IndexSM Portfolio
   Series 19A
   Series 19B



--------------------------------------------------------------------------------


   Van Kampen Focus Portfolios, Series 273 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of stocks of companies within a particular industry. Of course, we cannot guarantee that a Portfolio will achieve its objective.



                                February 20, 2001



       You should read this prospectus and retain it for future reference.


--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   Summary of Essential Financial Information
                                February 20, 2001

                                                  Series A          Series B
Public Offering Price                            Portfolios        Portfolios
                                                ------------      ------------
Aggregate value of Securities per Unit (1)      $     9.900       $    9.900
Sales charge                                          0.295            0.450
  Less deferred sales charge                          0.195            0.350
Public offering price per Unit (2)              $    10.000       $   10.000

General Information
Initial Date of Deposit                               February 20, 2001
Mandatory Termination Date--Series A Portfolios       May 21, 2002
Mandatory Termination Date--Series B Portfolios       May 16, 2006
Record Date--Series A Portfolios                      November 10, 2001
Distribution Date--Series A Portfolios                November 25, 2001
Record Dates--Series B Portfolios (4)                 June 10 and December 10
Distribution Dates--Series B Portfolios (4)           June 25 and December 25


Portfolio Information
                                                             Estimated        Estimated
                                             Aggregate        Initial          Annual         Redemption    Organization
                              Initial         Value of      Distribution      Dividends        Price per      Costs Per
       Portfolio              Units (3)    Securities (1)  per Unit (4)(5)  per Unit (4)       Unit (6)       Unit (2)
 -----------------------   --------------   -------------   -------------   -------------    -------------  -------------
Bandwidth &
   Telecommunications
   Series A                       14,897   $      147,473   $         .03   $      .02910   $       9.705   $     .01431
Bandwidth &
   Telecommunications
   Series B                       14,897   $      147,473   $         .03   $      .02910   $       9.550   $     .02474
Biotechnology &
   Pharmaceutical Series A        14,474   $      143,291   $         .03   $      .04218   $       9.705   $     .00971
Biotechnology &
   Pharmaceutical Series B        14,474   $      143,291   $         .03   $      .04218   $       9.550   $     .02652
Internet Series A                 14,765   $      146,168             N/A   $      .00204   $       9.705   $     .01452
Internet Series B                 14,765   $      146,168             N/A   $      .00204   $       9.550   $     .02044
Consumer Index Series A           14,918   $      147,682   $         .09   $      .15288   $       9.705   $     .02127
Consumer Index Series B           14,918   $      147,682   $         .09   $      .15288   $       9.550   $     .02089
High-Tech 35 Index
   Series A                       14,873   $      147,235   $         .01   $      .01878   $       9.705   $     .01293
High-Tech 35 Index
   Series B                       14,873   $      147,235   $         .01   $      .01878   $       9.550   $     .01849




--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.
(2)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The public offering price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately two months). The estimated amount for each Portfolio is described above and is included in the "Estimated Costs Over Time" examples on the next page. The public offering price also will include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.
(3)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.


(4)The initial Record Date for the Series B Portfolios is November 10, 2001 and the initial Distribution Date for such Portfolios is November 25, 2001. Thereafter, the record and distribution dates for the Series B Portfolios will occur inJune and December of each year.


(5)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".
(6)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.



                                    Fee Table

                                                  Series A          Series B
                                                 Portfolios        Portfolios
                                                ----------         ----------
Transaction Fees (as % of offering price)
 Initial sales charge (1)                            1.00%              1.00%
 Deferred sales charge (2)                           1.95%              3.50%
                                                ----------         ----------
 Maximum sales charge                                2.95%              4.50%
                                                ==========         ==========
 Maximum sales charge on reinvested dividends        0.00%              0.00%
                                                ==========         ==========



                                                        Trustee's Fee      Supervisory       Estimated Total
                                                        and Operating     and Evaluation    Annual Expenses
Estimated Annual Expenses per Unit                         Expenses            Fees             per Unit
                                                         -------------     -------------      -------------
Bandwidth & Telecommunications Series A                 $     0.00932     $     0.00500      $     0.01432
Bandwidth & Telecommunications Series B                 $     0.01228     $     0.00500      $     0.01728
Biotechnology & Pharmaceutical Series A                 $     0.00929     $     0.00500      $     0.01429
Biotechnology & Pharmaceutical Series B                 $     0.01308     $     0.00500      $     0.01808
Internet Series A                                       $     0.00932     $     0.00500      $     0.01432
Internet Series B                                       $     0.01118     $     0.00500      $     0.01618
Consumer Index Series A                                 $     0.01002     $     0.00500      $     0.01502
Consumer Index Series B                                 $     0.01143     $     0.00500      $     0.01648
High-Tech 35 Index Series A                             $     0.00940     $     0.00500      $     0.01440
High-Tech 35 Index Series B                             $     0.01107     $     0.00500      $     0.01607

                                                                                           5 1/4 Years
Estimated Costs Over Time (3)              1 Year           3 Years          5 Years   (life of Portfolio)   10 Years
                                       --------------   --------------    -------------   -------------   --------------
Bandwidth &
   Telecommunications Series A          $          32   $          78    $        127              N/A    $         260
Bandwidth &
   Telecommunications Series B          $          49   $          53    $         57     $         58              N/A
Biotechnology &
   Pharmaceutical Series A              $          32   $          77    $        125              N/A    $         256
Biotechnology &
   Pharmaceutical Series B              $          50   $          54    $         58     $         59              N/A
Internet Series A                       $          32   $          78    $        127              N/A    $         260
Internet Series B                       $          49   $          53    $         57     $         57              N/A
Consumer Index Series A                 $          33   $          81    $        131              N/A    $         268
Consumer Index Series B                 $          49   $          53    $         57     $         57              N/A
High-Tech 35 Index Series A             $          32   $          78    $        126              N/A    $         258
High-Tech 35 Index Series B             $          48   $          52    $         56     $         56              N/A

   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A Portfolio examples assume that you reinvest your investment into a new trust when the Portfolio terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge for the Series A Portfolios is actually equal to $0.195 per Unit. The deferred sales charge for the Series B Portfolios is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from May 10, 2001 through October 9, 2001. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.
(3)These examples include the estimated expenses incurred in establishing and offering your Portfolio. The amount of these expenses is described on the preceding page.




Bandwidth & Telecommunications Portfolios

   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the communications industry. Technological advancements have made it possible for people to communicate in ways that were not possible in the past. We designed these Portfolios to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate.


   Bandwidth measures the connection that links data from one place to another. With the popularity of the telecommunications and internet sectors increasing, the demand to send data over these connections is increasing. Greater bandwidth makes it possible for these industries to operate by passing digital signals through a medium such as glass fibers at higher capacities. The greater the bandwidth, the greater the information carrying capacity.

     o The Telecommunications Industry Association anticipates that spending on telecommunications equipment, software and services in the United States could continue to grow at a compound annual rate of 12% through 2004, reaching $954 billion. (Telecommunications Industry Association, February 7, 2001)

     o With accelerating demand for bandwidth and fierce competitive pressure, spending on equipment for both wireline and wireless networks is anticipated to remain healthy. (Communications Equipment, January 18, 2001)

     o Communications Industry Research estimates that as a result of new trends in optical switching, the $247 million U.S. optical switching component and subsystems market could grow to a $2 billion market by 2004. (Communications Equipment, January 18, 2001)

     o The volume of Internet traffic is currently doubling every 100 days. If this trend continues, the total volume of data carried over the world's telecommunications infrastructure will exceed that of voice by 2002. (PricewaterhouseCoopers Technology Center; A.D. Little).


   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Computers
        83      Brocade Communications Systems, Inc.       $       53.250             0.00%         $   4,419.75
       129      Cisco Systems, Inc.                                28.313             0.00              3,652.31
        82      EMC Corporation                                    54.050             0.00              4,432.10
       136      Extreme  Networks, Inc.                            32.125             0.00              4,369.00
        54      Juniper Networks, Inc.                             80.438             0.00              4,343.63
       183      Sun Microsystems, Inc.                             23.250             0.00              4,254.75
                Computers Software/Services
        88      Amdocs, LTD                                        68.000             0.00              5,984.00
+       48      Check Point Software Technologies Ltd.             90.188             0.00              4,329.00
       117      Citrix Systems, Inc.                               32.188             0.00              3,765.94
        73      Micromuse, Inc.                                    64.063             0.00              4,676.56
        74      Openwave Systems, Inc.                             60.500             0.00              4,477.00
        68      RSA Security, Inc.                                 55.438             0.00              3,769.75
       131      Sonus Networks, Inc.                               34.438             0.00              4,511.31
        62      VeriSign, Inc.                                     59.813             0.00              3,708.38
                Communications Equipment
        70      CIENA Corporation                                  82.625             0.00              5,783.75
        72      Comverse Technology, Inc.                         103.813             0.00              7,474.50
        51      L3 Communications Holdings, Inc.                   85.100             0.00              4,340.10
+      165      Nokia Oyj                                          26.500             0.61              4,372.50
       102      ONI Systems Corporation                            44.125             0.00              4,500.75
        55      Qualcomm, Inc.                                     80.688             0.00              4,437.81
+      242      Telefonaktiebolaget LM Ericsson AB                  9.000             0.55              2,178.00
                Cellular/Wireless Telecomms
+      124      Vodafone Group PLC                                 28.590             0.70              3,545.16
                Electronics
       144      Aeroflex, Inc.                                     25.875             0.00              3,726.00
        75      Linear Technology Corporation                      58.188             0.21              4,364.06
        67      Newport Corporation                                63.438             0.03              4,250.31
                Entertainment
       151      AOL Time Warner, Inc.                              48.360             0.00              7,302.36
                Manufacturing
       160      Jabil Circuit, Inc.                                27.950             0.00              4,472.00
                Telephone
       107      BellSouth Corporation                              41.900             1.81              4,483.30
       118      Qwest Communications International, Inc.           37.100             0.00              4,377.80
        95      SBC Communications, Inc.                           47.720             2.13              4,533.40
        71      Verizon Communications, Inc.                       52.520             2.93              3,728.92
                Telephone Long Distance
+      176      Deutsche Telekom AG                                24.660             1.67              4,340.16
        67      Time Warner Telecom, Inc.                          68.188             0.00              4,568.56
----------                                                                                          -------------
     3,440                                                                                          $ 147,472.92
==========                                                                                          =============


See "Notes to Portfolios".




Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Computers
        83      Brocade Communications Systems, Inc.       $       53.250             0.00%         $   4,419.75
       129      Cisco Systems, Inc.                                28.313             0.00              3,652.31
        82      EMC Corporation                                    54.050             0.00              4,432.10
       136      Extreme  Networks, Inc.                            32.125             0.00              4,369.00
        54      Juniper Networks, Inc.                             80.438             0.00              4,343.63
       183      Sun Microsystems, Inc.                             23.250             0.00              4,254.75
                Computers Software/Services
        88      Amdocs, LTD                                        68.000             0.00              5,984.00
+       48      Check Point Software Technologies Ltd.             90.188             0.00              4,329.00
       117      Citrix Systems, Inc.                               32.188             0.00              3,765.94
        73      Micromuse, Inc.                                    64.063             0.00              4,676.56
        74      Openwave Systems, Inc.                             60.500             0.00              4,477.00
        68      RSA Security, Inc.                                 55.438             0.00              3,769.75
       131      Sonus Networks, Inc.                               34.438             0.00              4,511.31
        62      VeriSign, Inc.                                     59.813             0.00              3,708.38
                Communications Equipment
        70      CIENA Corporation                                  82.625             0.00              5,783.75
        72      Comverse Technology, Inc.                         103.813             0.00              7,474.50
        51      L3 Communications Holdings, Inc.                   85.100             0.00              4,340.10
+      165      Nokia Oyj                                          26.500             0.61              4,372.50
       102      ONI Systems Corporation                            44.125             0.00              4,500.75
        55      Qualcomm, Inc.                                     80.688             0.00              4,437.81
+      242      Telefonaktiebolaget LM Ericsson AB                  9.000             0.55              2,178.00
                Cellular/Wireless Telecomms
+      124      Vodafone Group PLC                                 28.590             0.70              3,545.16
                Electronics
       144      Aeroflex, Inc.                                     25.875             0.00              3,726.00
        75      Linear Technology Corporation                      58.188             0.21              4,364.06
        67      Newport Corporation                                63.438             0.03              4,250.31
                Entertainment
       151      AOL Time Warner, Inc.                              48.360             0.00              7,302.36
                Manufacturing
       160      Jabil Circuit, Inc.                                27.950             0.00              4,472.00
                Telephone
       107      BellSouth Corporation                              41.900             1.81              4,483.30
       118      Qwest Communications International, Inc.           37.100             0.00              4,377.80
        95      SBC Communications, Inc.                           47.720             2.13              4,533.40
        71      Verizon Communications, Inc.                       52.520             2.93              3,728.92
                Telephone Long Distance
+      176      Deutsche Telekom AG                                24.660             1.67              4,340.16
        67      Time Warner Telecom, Inc.                          68.188             0.00              4,568.56
----------                                                                                          -------------
     3,440                                                                                          $ 147,472.92
==========                                                                                          =============



See "Notes to Portfolios".



Biotechnology & Pharmaceutical Portfolios

   Each Portfolio seeks to increase the value of Units over time by investing in a portfolio primarily consisting of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed each Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that in the last 25 years over 80 biotech drugs and vaccines have helped more than 200 million people worldwide over the last 25 years. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, agriculture, forensics and environmental cleanup and preservation.
   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.
   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. The World Health Organization estimates that the over-60 age population could rise globally from 593 million in 1999 to over two billion by 2050. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. Consider these factors:

     o The U.S. pharmaceutical industry appears to be one of the healthiest and highest margined industries in the country.

     o Positive long-term fundamentals for the health care industry include expanding global demand for quality health care; an aging population; and rising researchand development outlays, which could lead to new diagnostic and therapeutic products.

     o The pharmaceutical industry could continue to benefit from a more industry-friendly regulatory environment, as the Federal Drug Administration appears to be committed to streamlining and making more efficient the overall new drug approval process.

   (Source: Standard & Poor's Monthly Investment Review, November 2000.)


   Hypothetical annual total returns for the Standard & Poor's (S&P) Pharmaceutical Index, S&P 500 Index and Nasdaq Biotechnology Index are shown in the following table:

                   S&P             S&P          Nasdaq
             Pharmaceutical        500       Biotechnology
                  Index           Index          Index
             --------------     ---------    ------------
     1994           16.43%         1.28%         (18.44%)
     1995           59.22         37.11           88.54
     1996           24.09         22.68           (0.33)
     1997           50.27         33.10           (0.07)
     1998           47.26         28.58           44.28
     1999          (11.56)        20.89          101.64
     2000           33.89         (9.10)          22.99
Thru 1/31/01        (9.29)         3.46           (3.86)


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The total returns do not reflect Portfolio fees or expenses. Source: FactSet Research Systems, Inc.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Biotechnology
       104      Amgen, Inc.                                $      71.2500             0.00%         $    7,410.00
        53      Biogen, Inc.                                      71.1250             0.00               3,769.63
       161      Chiron Corporation                                45.1875             0.00               7,275.19
       129      Genentech, Inc.                                   56.9000             0.00               7,340.10
        44      Genzyme Corporation                               84.4375             0.00               3,715.25
        81      Human Genome Sciences, Inc.                       42.5000             0.00               3,442.50
       129      IDEC Pharmaceuticals Corporation                  55.0625             0.00               7,103.06
       123      Immunex Corporation                               27.5625             0.00               3,390.19
       183      MedImmune, Inc.                                   42.1875             0.00               7,720.31
       107      Millennium Pharmaceuticals, Inc.                  31.5625             0.00               3,377.19
                Hospital/Nursing Management
       190      HCA- The Healthcare Company                       38.6300             0.21               7,339.70
       163      Tenet Healthcare Corporation                      45.4000             0.00               7,400.20
                Managed Health Care
        68      CIGNA Corporation                                108.6300             1.14               7,386.84
       130      UnitedHealth Group, Inc.                          56.9100             0.03               7,398.30
                Medical Specialties
        87      ALZA Corporation                                  42.4600             0.00               3,694.02
        47      Applera Corporation - Applied
                  Biosystems Group                                76.5000             0.22               3,595.50
        43      Baxter International, Inc.                        86.7400             1.34               3,729.82
                Pharmaceuticals: Generic
        99      IVAX Corporation                                  37.7500             0.00               3,737.25
                Pharmaceuticals: Major
+       86      AstraZeneca PLC                                    42.950             1.63               3,693.70
        59      Bristol-Myers Squibb Company                       62.990             1.75               3,716.41
        99      Eli Lilly and Company                              73.000             1.53               7,227.00
        40      Johnson & Johnson                                  94.530             1.35               3,781.20
        48      Merk & Company, Inc.                               77.290             1.76               3,709.92
        84      Pfizer, Inc.                                       45.260             0.97               3,801.84
        72      Pharmacia Corporation                              51.160             0.94               3,683.52
                Pharmaceuticals: Other
        42      Allergan, Inc.                                     88.390             0.41               3,712.38
        84      Biovail Corporation                                43.900             0.00               3,687.60
        58      Forest Laboratories, Inc.                          65.240             0.00               3,783.92
+       58      Teva Pharmaceutical Industries Ltd.                63.250             0.33               3,668.50
----------                                                                                          -------------
      2,671                                                                                         $  143,291.04
==========                                                                                          =============


See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Biotechnology
       104      Amgen, Inc.                                $       71.250             0.00%         $    7,410.00
        53      Biogen, Inc.                                       71.125             0.00               3,769.63
       161      Chiron Corporation                                 45.188             0.00               7,275.19
       129      Genentech, Inc.                                    56.900             0.00               7,340.10
        44      Genzyme Corporation                                84.438             0.00               3,715.25
        81      Human Genome Sciences, Inc.                        42.500             0.00               3,442.50
       129      IDEC Pharmaceuticals Corporation                   55.063             0.00               7,103.06
       123      Immunex Corporation                                27.563             0.00               3,390.19
       183      MedImmune, Inc.                                    42.188             0.00               7,720.31
       107      Millennium Pharmaceuticals, Inc.                   31.563             0.00               3,377.19
                Hospital/Nursing Management
       190      HCA- The Healthcare Company                        38.630             0.21               7,339.70
       163      Tenet Healthcare Corporation                       45.400             0.00               7,400.20
                Managed Health Care
        68      CIGNA Corporation                                 108.630             1.14               7,386.84
       130      UnitedHealth Group, Inc.                           56.910             0.03               7,398.30
                Medical Specialties
        87      ALZA Corporation                                   42.460             0.00               3,694.02
        47      Applera Corporation - Applied
                  Biosystems Group                                 76.500             0.22               3,595.50
        43      Baxter International, Inc.                         86.740             1.34               3,729.82
                Pharmaceuticals: Generic
        99      IVAX Corporation                                   37.750             0.00               3,737.25
                Pharmaceuticals: Major
+       86      AstraZeneca PLC                                    42.950             1.63               3,693.70
        59      Bristol-Myers Squibb Company                       62.990             1.75               3,716.41
        99      Eli Lilly and Company                              73.000             1.53               7,227.00
        40      Johnson & Johnson                                  94.530             1.35               3,781.20
        48      Merk & Company, Inc.                               77.290             1.76               3,709.92
        84      Pfizer, Inc.                                       45.260             0.97               3,801.84
        72      Pharmacia Corporation                              51.160             0.94               3,683.52
                Pharmaceuticals: Other
        42      Allergan, Inc.                                     88.390             0.41               3,712.38
        84      Biovail Corporation                                43.900             0.00               3,687.60
        58      Forest Laboratories, Inc.                          65.240             0.00               3,783.92
+       58      Teva Pharmaceutical Industries Ltd.                63.250             0.33               3,668.50
----------                                                                                          -------------
      2,671                                                                                         $  143,291.04
==========                                                                                          =============


See "Notes to Portfolios".



Internet Portfolios

   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. These companies may include Internet access providers, companies that provide bandwidth and communications services and equipment, companies that provide software to "business-to-business" and "business-to-consumer" electronic commerce companies, electronic commerce companies, technology hardware manufacturers, companies that provide power supply equipment, companies that software security systems, companies that operate Internet "portal" sites, Internet content providers, technology service companies, companies that develop and provide data storage, and wireless communication companies.


   The Internet is an electronic communications network that connects computer networks and organizational computer facilities around the world. With a computer and access to the Internet you are connected to the world. You can gather information, have a conversation, conduct research, make a reservation, conduct business or pay a bill. These Portfolios may offer the potential to benefit from one of the latest technological innovations. The use of Internet-based applications has increased workers' productivity in part by enabling employees to share information and ideas with the rest of the company almost instantly. Additionally, the Internet is providing the means to establish a national or global presence without having to establish physical infrastructure. Van Kampen believes that recent trends may suggest growth potential within the Internet industry, such as:

     o Spending on business-to-business infrastructure could grow from $2.1 billion in 2000 to $80.9 billion in 2005. (Jupiter Communications, January 8, 2001)

     o It is estimated that by early 2006, 166 million global Internet users could be making phone calls from their personal computers. Personal computer-to-phone services could become a market worth an estimated $6.2 billion by 2005. (Ovum, January 5, 2001)

     o Online bond purchases could grow in 2001 as an increasing number of investment firms and private investors move to Internet trading. Online bond purchasing may account for 6% of the $15 trillion market for all bond purchases in 2001, up from 1% in 2000. By 2005, 40% of bond purchases may be made over the Internet. (Tower Group, December 27, 2000)

     o The Internet is becoming a principal source of information for journalists. In a recent study, over one-third of reporters said that the Internet is their first point of reference when researching a story. (The Industry Standard, December 22, 2000)

     o The global online population has grown to over 400 million for the first time and 407.1 million people now have Internet access. This is more than double the number who had access in September 1999, when
          201.5 million people had Internet access. (NUA, December 20, 2000)

     o The electronic-learning industry may be set to mature further over the next few years as the number of colleges and universities offering these courses is anticipated to increase from 1,500 to 2000 to over 3,300 in 2004. The market for electronic-learning in higher education could be worth almost $750 million by 2004. (IDC, December 20, 2000)



   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of internet-related companies have been subject to extreme price volatility and speculative trading. Many Internet-related stocks have recently exhibited above-average price appreciation during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of Internet stocks will replicate the performance exhibited in the past. These Portfolios are appropriate for aggressive investors or as an aggressive growth component of your investment portfolio. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Bandwidth
        75      Analog Devices, Inc.                       $       49.600             0.00%         $   3,720.00
        81      Applied Micro Circuits Corporation                 43.875             0.00              3,553.88
        47      Broadcom Corporation                               74.125             0.00              3,483.88
        44      CIENA Corporation                                  82.625             0.00              3,635.50
       109      Corning, Inc.                                      33.000             0.73              3,597.00
        99      JDS Uniphase Corporation                           35.875             0.00              3,551.63
       133      Marvell Technology Group, Ltd.                     28.875             0.00              3,840.38
        56      Newport Corporation                                63.438             0.03              3,552.50
        84      ONI Systems Corporation                            44.125             0.00              3,706.50
        70      PMC-Sierra, Inc.                                   52.625             0.00              3,683.75
       109      Redback Networks, Inc.                             34.938             0.00              3,808.19
       149      Sycamore Networks, Inc.                            23.188             0.00              3,454.94
       106      TranSwitch Corporation                             35.125             0.00              3,723.25
        57      Vitesse Semiconductor Corporation                  62.438             0.00              3,558.94
                Contract Manufacturer
       133      Jabil Circuit, Inc.                                27.950             0.00              3,717.35
                E-Commerce/CRM
        70      BEA Systems, Inc.                                  50.750             0.00              3,552.50
        97      i2 Technologies, Inc.                              38.250             0.00              3,710.25
       139      Interwoven, Inc.                                   27.000             0.00              3,753.00
       155      Oracle Corporation                                 24.000             0.00              3,720.00
        58      Siebel Systems, Inc.                               62.375             0.00              3,617.75
                Hardware
       154      Palm, Inc.                                         22.750             0.00              3,503.50
        72      Scientific-Atlanta, Inc.                           51.600             0.08              3,715.20
       155      Sun Microsystems, Inc.                             23.250             0.00              3,603.75
                Internet Protocol
       129      Cisco Systems, Inc.                                28.313             0.00              3,652.31
       114      Extreme Networks, Inc.                             32.125             0.00              3,662.25
        44      Juniper Networks, Inc.                             80.438             0.00              3,539.25
       110      Sonus Networks, Inc.                               34.438             0.00              3,788.13
                Security
        40      Check Point Software Technologies, Ltd.            90.188             0.00              3,607.50
        61      VeriSign, Inc.                                     59.813             0.00              3,648.56
                Software
        55      Amdocs, Ltd.                                       68.000             0.00              3,740.00
        75      AOL Time Warner, Inc.                              48.360             0.00              3,627.00
        35      Comverse Technology, Inc.                         103.813             0.00              3,633.44
        61      Micromuse, Inc.                                    64.063             0.00              3,907.81
        65      Microsoft Corporation                              57.313             0.00              3,725.31
        62      Openwave Systems, Inc.                             60.500             0.00              3,751.00
                Storage
        68      Brocade Communications Systems, Inc.               53.250             0.00              3,621.00
        68      EMC Corporation                                    54.050             0.00              3,675.40
        89      Network Appliance, Inc.                            40.375             0.00              3,593.38
        47      VERITAS Software Corporation                       76.625             0.00              3,601.38
                Wireless
        45      QUALCOMM, Inc.                                     80.688             0.00              3,630.94
----------                                                                                          -------------
     3,420                                                                                          $  146,168.30
==========                                                                                          =============


See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Bandwidth
        75      Analog Devices, Inc.                       $       49.600             0.00%         $   3,720.00
        81      Applied Micro Circuits Corporation                 43.875             0.00              3,553.88
        47      Broadcom Corporation                               74.125             0.00              3,483.88
        44      CIENA Corporation                                  82.625             0.00              3,635.50
       109      Corning, Inc.                                      33.000             0.73              3,597.00
        99      JDS Uniphase Corporation                           35.875             0.00              3,551.63
       133      Marvell Technology Group, Ltd.                     28.875             0.00              3,840.38
        56      Newport Corporation                                63.438             0.03              3,552.50
        84      ONI Systems Corporation                            44.125             0.00              3,706.50
        70      PMC-Sierra, Inc.                                   52.625             0.00              3,683.75
       109      Redback Networks, Inc.                             34.938             0.00              3,808.19
       149      Sycamore Networks, Inc.                            23.188             0.00              3,454.94
       106      TranSwitch Corporation                             35.125             0.00              3,723.25
        57      Vitesse Semiconductor Corporation                  62.438             0.00              3,558.94
                Contract Manufacturer
       133      Jabil Circuit, Inc.                                27.950             0.00              3,717.35
                E-Commerce/CRM
        70      BEA Systems, Inc.                                  50.750             0.00              3,552.50
        97      i2 Technologies, Inc.                              38.250             0.00              3,710.25
       139      Interwoven, Inc.                                   27.000             0.00              3,753.00
       155      Oracle Corporation                                 24.000             0.00              3,720.00
        58      Siebel Systems, Inc.                               62.375             0.00              3,617.75
                Hardware
       154      Palm, Inc.                                         22.750             0.00              3,503.50
        72      Scientific-Atlanta, Inc.                           51.600             0.08              3,715.20
       155      Sun Microsystems, Inc.                             23.250             0.00              3,603.75
                Internet Protocol
       129      Cisco Systems, Inc.                                28.313             0.00              3,652.31
       114      Extreme Networks, Inc.                             32.125             0.00              3,662.25
        44      Juniper Networks, Inc.                             80.438             0.00              3,539.25
       110      Sonus Networks, Inc.                               34.438             0.00              3,788.13
                Security
        40      Check Point Software Technologies, Ltd.            90.188             0.00              3,607.50
        61      VeriSign, Inc.                                     59.813             0.00              3,648.56
                Software
        55      Amdocs, Ltd.                                       68.000             0.00              3,740.00
        75      AOL Time Warner, Inc.                              48.360             0.00              3,627.00
        35      Comverse Technology, Inc.                         103.813             0.00              3,633.44
        61      Micromuse, Inc.                                    64.063             0.00              3,907.81
        65      Microsoft Corporation                              57.313             0.00              3,725.31
        62      Openwave Systems, Inc.                             60.500             0.00              3,751.00
                Storage
        68      Brocade Communications Systems, Inc.               53.250             0.00              3,621.00
        68      EMC Corporation                                    54.050             0.00              3,675.40
        89      Network Appliance, Inc.                            40.375             0.00              3,593.38
        47      VERITAS Software Corporation                       76.625             0.00              3,601.38
                Wireless
        45      QUALCOMM, Inc.                                     80.688             0.00              3,630.94
----------                                                                                          -------------
     3,420                                                                                          $  146,168.30
==========                                                                                          =============


See "Notes to Portfolios".


Morgan Stanley Consumer IndexSM Portfolios

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Consumer IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stanley Technology Research Group sought to design a benchmark to measure performance of consumer-oriented, stable growth industries. Many Americans often use a similar array of consumer products from established, brand-name companies. These companies are generally well known and respected market leaders that provide consumer-oriented products used every day. From diapers to dish soap and from drug stores to family entertainment, these companies generally focus on the consumer. The index is the exclusive property and is a service mark of Morgan Stanley. The index is initially equal weighted.


   The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the consumer products industry. The combined and median market capitalization of the companies in the index were $1.9 trillion and $38.80 billion, repectively, as of January 31, 2001. As of January 31, 2001, the stocks in the index made up more than 50% of the weighting of the Dow Jones Industrial Average. Options on the index trade on the American Stock Exchange under the symbol CMR.
   Hypothetical annual price appreciation for the Morgan Stanley Consumer IndexSM and the Standard & Poor's 500 Index are shown in the following table.

                               Consumer        S&P 500
              Year               Index          Index
              ----             --------       --------
        6/23 - 12/31/92          13.69%           7.89%
             1993                (3.71)           7.06
             1994                 4.11           (1.54)
             1995                36.55           34.11
             1996                17.98           20.26
             1997                32.65           31.01
             1998                25.24           26.67
             1999                (4.18)          19.52
             2000                14.80          (10.14)
         Thru 1/31/01            (3.98)           3.46



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the Morgan Stanley Consumer IndexSM does not reflect hypothetical Portfolio fees and expenses.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before they invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Basic Materials
       252      International Flavors & Fragrances, Inc.   $        21.700            2.76 %        $   5,468.40
                Consumer Cyclicals
        90      Wal-Mart Stores, Inc.                               52.360            0.46              4,712.40
                Capital Goods
     1,110      Crown Cork & Seal Company, Inc.                      7.200            0.00              7,992.00
        66      Emerson Electric Company                            69.460            2.20              4,584.36
                Consumer Staples
       187      Albertson's Inc.                                    28.270            2.69              5,286.49
        92      Anheuser-Busch Companies, Inc.                      43.740            1.51              4,024.08
        86      Coca-Cola Company                                   59.360            1.21              5,104.96
        79      Colgate-Palmolive Company                           59.250            1.06              4,680.75
       196      ConAgra Foods, Inc.                                 20.540            4.38              4,025.84
       115      General Mills, Inc.                                 44.230            2.49              5,086.45
       135      Gillette Company                                    33.130            1.96              4,472.55
        70      Kimberly-Clark Corporation                          69.870            1.55              4,890.90
       149      McDonald's Corporation                              30.220            0.71              4,502.78
       218      Newell Rubbermaid, Inc.                             26.120            3.22              5,694.16
        94      PepsiCo, Inc.                                       47.320            1.18              4,448.08
       114      Philip Morris Companies, Inc.                       46.530            4.56              5,304.42
        63      Procter & Gamble Company                            74.840            1.87              4,714.92
        77      Safeway, Inc.                                       53.690            0.00              4,134.13
       336      SYSCO Corporation                                   26.850            1.04              9,021.60
       113      Walgreen Company                                    43.690            0.32              4,936.97
       160      Walt Disney Company                                 32.010            0.66              5,121.60
                Financials
        48      American International Group, Inc.                  86.620            0.17              4,157.76
                Health Care
        99      Abbott Laboratories                                 48.500            1.73              4,801.50
        77      American Home Products Corporations                 59.420            1.55              4,575.34
        48      Johnson & Johnson                                   94.530            1.35              4,537.44
        83      Medtronic, Inc.                                     51.050            0.39              4,237.15
        51      Merck & Company, Inc.                               77.290            1.76              3,941.79
        94      Schering-Plough Corporation                         41.250            1.36              3,877.50
                Technology
        78      Automatic Data Processing, Inc.                     58.930            0.70              4,596.54
       135      W.W. Grainger, Inc.                                 35.180            1.93              4,749.30
----------                                                                                          -------------
     4,515                                                                                          $ 147,682.16
==========                                                                                          =============


See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Basic Materials
       252      International Flavors & Fragrances, Inc.   $       21.700             2.76 %        $   5,468.40
                Consumer Cyclicals
        90      Wal-Mart Stores, Inc.                              52.360             0.46              4,712.40
                Capital Goods
     1,110      Crown Cork & Seal Company, Inc.                     7.200             0.00              7,992.00
        66      Emerson Electric Company                           69.460             2.20              4,584.36
                Consumer Staples
       187      Albertson's Inc.                                   28.270             2.69              5,286.49
        92      Anheuser-Busch Companies, Inc.                     43.740             1.51              4,024.08
        86      Coca-Cola Company                                  59.360             1.21              5,104.96
        79      Colgate-Palmolive Company                          59.250             1.06              4,680.75
       196      ConAgra Foods, Inc.                                20.540             4.38              4,025.84
       115      General Mills, Inc.                                44.230             2.49              5,086.45
       135      Gillette Company                                   33.130             1.96              4,472.55
        70      Kimberly-Clark Corporation                         69.870             1.55              4,890.90
       149      McDonald's Corporation                             30.220             0.71              4,502.78
       218      Newell Rubbermaid, Inc.                            26.120             3.22              5,694.16
        94      PepsiCo, Inc.                                      47.320             1.18              4,448.08
       114      Philip Morris Companies, Inc.                      46.530             4.56              5,304.42
        63      Procter & Gamble Company                           74.840             1.87              4,714.92
        77      Safeway, Inc.                                      53.690             0.00              4,134.13
       336      SYSCO Corporation                                  26.850             1.04              9,021.60
       113      Walgreen Company                                   43.690             0.32              4,936.97
       160      Walt Disney Company                                32.010             0.66              5,121.60
                Financials
        48      American International Group, Inc.                 86.620             0.17              4,157.76
                Health Care
        99      Abbott Laboratories                                48.500             1.73              4,801.50
        77      American Home Products Corporations                59.420             1.55              4,575.34
        48      Johnson & Johnson                                  94.530             1.35              4,537.44
        83      Medtronic, Inc.                                    51.050             0.39              4,237.15
        51      Merck & Company, Inc.                              77.290             1.76              3,941.79
        94      Schering-Plough Corporation                        41.250             1.36              3,877.50
                Technology
        78      Automatic Data Processing, Inc.                    58.930             0.70              4,596.54
       135      W.W. Grainger, Inc.                                35.180             1.93              4,749.30
----------                                                                                          -------------
     4,515                                                                                          $ 147,682.16
==========                                                                                          =============


See "Notes to Portfolios".



Morgan Stanley High-Technology 35 IndexSM Portfolios

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley High-Technology 35 IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. Morgan Stanley set the index value to 200 as of the close of trading on December 16, 1994. The American Stock Exchange computes the value of the index in real-time during trading hours under the symbol "MSH". The index is the exclusive property and is a service mark of Morgan Stanley.

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   The index is initially equal weighted and includes large and small industry bellwether stocks. The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the technology industry.


   Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.


                  High-Tech        S&P          S&P
                  35 Index         500       Technology
                  ---------     --------     -----------
  1995              51.04%        37.11%       42.83%
  1996              21.59         22.68        41.37
  1997              17.08         33.10        26.09
  1998              95.67         28.58        72.95
  1999             110.87         20.89        75.10
  2000             (27.43)        (9.10)      (39.97)
  Thru 1/31/01      17.82          3.55        17.18



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the High-Tech 35 Index does not reflect hypothetical Portfolio fees and expenses.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. Many technology stocks have recently exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. The Portfolios are appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. You should read the "Risk Factors" Section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Computer & Business Services
        71      Automatic Data Processing, Inc.            $        58.930            0.70%         $   4,184.03
        79      Electronic Data Systems Corporation                 62.620            0.96              4,946.98
                Electronics Manufacturing Services
       164      Solectron Corporation                               31.380            0.00              5,146.32
                Enterprise Software/ Technical Software
       181      Computer Associates International, Inc.             35.900            0.22              6,497.90
       162      Oracle Corporation                                  24.000            0.00              3,888.00
       355      Parametric Technology Corporation                   15.250            0.00              5,413.75
       114      PeopleSoft, Inc.                                    36.875            0.00              4,203.75
                Internet & PC Software
       194      Amazon.com, Inc.                                    13.750            0.00              2,667.50
        89      AOL Time Warner, Inc.                               48.360            0.00              4,304.04
       119      Electronic Arts, Inc.                               48.750            0.00              5,801.25
        91      Intuit, Inc.                                        34.813            0.00              3,167.94
        88      Microsoft Corporation                               57.313            0.00              5,043.50
       139      Yahoo!, Inc.                                        28.250            0.00              3,926.75
                Networking & Telecom Equipment
        38      Broadcom Corporation                                74.125            0.00              2,816.75
        93      Cisco Systems, Inc.                                 28.313            0.00              2,633.06
        85      JDS Uniphase Corporation                            35.875            0.00              3,049.38
        38      Juniper Networks, Inc.                              80.438            0.00              3,056.63
       260      Lucent Technologies, Inc.                           12.670            0.63              3,294.20
       225      Motorola, Inc.                                      18.610            0.86              4,187.25
+      163      Nortel Networks Corporation                         20.000            0.32              3,260.00
        96      Sycamore Networks, Inc.                             23.188            0.00              2,226.00
        75      Tellabs, Inc.                                       50.125            0.00              3,759.38
                PC Hardware & Data Storage
       265      Compaq Computer Corporation                         21.800            0.46              5,777.00
       228      Dell Computer Corporation                           23.500            0.00              5,358.00
       100      Palm, Inc.                                          22.750            0.00              2,275.00
                Semiconductors
       137      Intel Corporation                                   34.438            0.23              4,717.94
       128      Micron Technology, Inc.                             42.550            0.00              5,446.40
+       98      STMicroelectronics N.V.                             39.180            0.06              3,839.64
        98      Texas Instruments, Inc.                             36.600            0.23              3,586.80
       114      Xilinx, Inc.                                        47.938            0.00              5,464.88
                Semiconductor Capital Equipment
       113      Applied Materials, Inc.                             48.250            0.00              5,452.25
                Server & Enterprise Hardware
        67      EMC Corporation                                     54.050            0.00              3,621.35
       149      Hewlett-Packard Company                             33.130            0.97              4,936.37
        49      International Business Machines Corporation        115.000            0.45              5,635.00
       157      Sun Microsystems, Inc.                              23.250            0.00              3,650.25
----------                                                                                          -------------
     4,622                                                                                          $ 147,235.24
==========                                                                                          =============


See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------         -------------
                Computer & Business Services
        71      Automatic Data Processing, Inc.            $       58.930             0.70%         $   4,184.03
        79      Electronic Data Systems Corporation                62.620             0.96              4,946.98
                Electronics Manufacturing Services
       164      Solectron Corporation                              31.380             0.00              5,146.32
                Enterprise Software/ Technical Software
       181      Computer Associates International, Inc.            35.900             0.22              6,497.90
       162      Oracle Corporation                                 24.000             0.00              3,888.00
       355      Parametric Technology Corporation                  15.250             0.00              5,413.75
       114      PeopleSoft, Inc.                                   36.875             0.00              4,203.75
                Internet & PC Software
       194      Amazon.com, Inc.                                   13.750             0.00              2,667.50
        89      AOL Time Warner, Inc.                              48.360             0.00              4,304.04
       119      Electronic Arts, Inc.                              48.750             0.00              5,801.25
        91      Intuit, Inc.                                       34.813             0.00              3,167.94
        88      Microsoft Corporation                              57.313             0.00              5,043.50
       139      Yahoo!, Inc.                                       28.250             0.00              3,926.75
                Networking & Telecom Equipment
        38      Broadcom Corporation                                74.125            0.00              2,816.75
        93      Cisco Systems, Inc.                                 28.313            0.00              2,633.06
        85      JDS Uniphase Corporation                            35.875            0.00              3,049.38
        38      Juniper Networks, Inc.                              80.438            0.00              3,056.63
       260      Lucent Technologies, Inc.                           12.670            0.63              3,294.20
       225      Motorola, Inc.                                      18.610            0.86              4,187.25
+      163      Nortel Networks Corporation                         20.000            0.32              3,260.00
        96      Sycamore Networks, Inc.                             23.188            0.00              2,226.00
        75      Tellabs, Inc.                                       50.125            0.00              3,759.38
                PC Hardware & Data Storage
       265      Compaq Computer Corporation                         21.800            0.46              5,777.00
       228      Dell Computer Corporation                           23.500            0.00              5,358.00
       100      Palm, Inc.                                          22.750            0.00              2,275.00
                Semiconductors
       137      Intel Corporation                                   34.438            0.23              4,717.94
       128      Micron Technology, Inc.                             42.550            0.00              5,446.40
+       98      STMicroelectronics N.V.                             39.180            0.06              3,839.64
        98      Texas Instruments, Inc.                             36.600            0.23              3,586.80
       114      Xilinx, Inc.                                        47.938            0.00              5,464.88
                Semiconductor Capital Equipment
       113      Applied Materials, Inc.                             48.250            0.00              5,452.25
                Server & Enterprise Hardware
        67      EMC Corporation                                     54.050            0.00              3,621.35
       149      Hewlett-Packard Company                             33.130            0.97              4,936.37
        49      International Business Machines Corporation        115.000            0.45              5,635.00
       157      Sun Microsystems, Inc.                              23.250            0.00              3,650.25
----------                                                                                          -------------
     4,622                                                                                          $ 147,235.24
==========                                                                                          =============


See "Notes to Portfolios".




Notes to Portfolios
   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on February 16, 2001 and have a settlement date of February 22, 2001 (see "The Portfolios").
   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                       Profit
                                                    Cost to          (Loss) To
                                                    Sponsor           Sponsor
                                                --------------    --------------
Bandwidth & Telecommunications Series A          $147,487          $   (14)
Bandwidth & Telecommunications Series B          $147,487          $   (14)
Biotechnology & Pharmaceutical Series A          $143,295          $    (4)
Biotechnology & Pharmaceutical Series B          $143,295          $    (4)
Internet Portfolio Series A                      $146,193          $   (25)
Internet Portfolio Series B                      $146,193          $   (25)
Consumer Index Portfolio Series A                $147,682          $    --
Consumer Index Portfolio Series B                $147,682          $    --
High-Tech 35 Index Portfolio Series A            $147,263          $   (28)
High-Tech 35 Index Portfolio Series B            $147,263          $   (28)



       "+" indicates that the stock is issued by a foreign company.

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.



   The Securities. A brief description of each of the issuers of the Securities is listed below.

    Bandwidth & Telecommunications Portfolios

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time,Inc.

    Aeroflex, Inc. Aeroflex, Inc. designs, engineers, and manufactures microelectronic module, interconnect, and testing solutions used in communication applications. The company's products are used in the fiber optics, wireless and wireline communications, broadband, cable television, satellite, and defense communications markets.

    BellSouth Corporation. BellSouth Corporation, through its wholly-owned BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc. subsidiaries, provides telecommunications services, systems, and products. The company provides residential, business, and wholesale customers with integrated voice, video, and data serivces. Bell South conducts operations in the United States and in other countries.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    Check Point Software Technologies Ltd. Check Point Software Technologies Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

    CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

    Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial institutions, and other organizations.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Citrix Systems, Inc. Citrix Systems, Inc. supplies thin client/server application server products and technologies that enable enterprise-wide deployment of applications designed for Windows operating systems. The company's WinFrame and MetaFrame product lines enable organizations to deploy and manage Windows applications without regard to location, network connection, or type of client hardware platform.

    Amdocs Ltd. Amdocs Ltd provides product-driven information system solutions to major telecommunications companies in the United States and internationally. The company provides integrated customer care and billing systems for wireless and wireline network operators and service providers, as well as for companies that offer multiple service packages.

    Deutsche Telekom AG. Deutsche Telekom AG owns, operates and leases public telecommunications networks and offers network applications services. The company provides local and long- distance telephone services, as well as integrated voice and data digital services and maintains a large cable televison network. Deutsche Telekom also offers mobile, paging and on-line services to German and international customers.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    Telefonaktiebolaget LM Ericsson AB (Ericsson AB). Telefonaktiebolaget LM Ericsson AB (Ericsson AB) develops and produces advanced systems and products for wired and mobile communications in public and private networks. The product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems, and business systems. The company produces and markets worldwide.

    Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

    Jabil Circuit, Inc. Jabil Circuit, Inc. designs and manufactures circuit board assemblies for original equipment manufacturers in the communications, personal computer, computer peripheral, and automotive and consumer products industries. The company offers circuit design, board design, prototype assembly, volume board assembly, and system assembly.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    L-3 Communications Holdings, Inc. L-3 Communications Holdings, Inc. supplies secure communication systems and specialized communication products. The company produces secure, high data rate communication systems, microwave components, avionics and ocean systems, and telemetry, instrumentation, and space products. L-3's customers include the United States Department of Defense, intelligence agencies, and aerospace contractors.

    Linear Technology Corporation. Linear Technology Corporation designs, manufactures, and markets a line of linear integrated circuits. The company's products are used in a variety of applications including telecommunications, cellular telephones, networking products and satellite systems, notebook and desktop computers, computer peripherals, video/multimedia, and military and space systems.

    Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

    Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The Company markets its products and services worldwide.

    ONI Systems Corporation. ONI Systems Corporation develops, markets, and sells communications networking equipment based on optical technology. The company's equipment uses pulses of light rather than electric current in the transmission and routing of telephone, Internet, and other data communications in these networks.

    Openwave Systems, Inc. Openwave Systems, Inc. provides open Internet-based communication infrastructure software and applications. The company's customers are wireless network operators, wireline carriers, Internet service providers, portals, and broadband network providers. Openwave offers wireless Internet infrastructure and browsers, unified messaging, mobile email, directory service, and voice processing.

    Qwest Communications International, Inc. Qwest Communications International, Inc. provides broadband Internet-based data, voice, and image communications for businesses and consumers. The company's Qwest Macro Capacity Fiber Network operates in North America. Qwest is also building a high-capacity European fiber optic, Internet-based network with its joint venture partner.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the Company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    RSA Security, Inc. RSA Security, Inc. delivers Internet security solutions for electronic business worldwide. The company provides a full range of products through its global direct sales force and authorized channel partners. RSA offers products for electronic security authentication, encryption, and public key infrastructure.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging, cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    Sonus Networks, Inc. Sonus Networks, Inc. provides voice infrastructure products. The company's hardware and software enables customers to deploy an integrated, packet-based network carrying both voice and data traffic. Sonus markets and sells its products to service providers, including long distance carriers, wholesale carriers, Internet service providers, and cable operators.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    Time Warner Telecom, Inc. Time Warner Telecom, Inc. is a fiber facilities-based local exchange carrier in selected metropolitan areas across the United States. The company offers a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. Time's customers include telecommunications- intensive business end-users, long distance carriers, and other companies.

    Vodafone Group Plc. Vodafone Group Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data and Internet services. The group, via a 50% joint venture with VivendiNet, operates the 'VIZZAVI' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.

    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

    Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

    Biotechnology & Pharmaceutical Portfolios

    Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products throughout the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as Alphagan, Botox, and Complete.

    ALZA Corporation. ALZA Corporation is a research-based pharmaceutical products company with drug delivery technologies. The company applies its technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio, as well as for other pharmaceutical companies. ALZA's sales and marketing efforts are currently focused in urology and oncology.

    Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

    Applera Corporation - Applied Biosystems Group. Applera Corporation - Applied Biosystems Group develops and markets instrument based systems, reagents, software, and contract services to the life science industry and research community. The company's customers use these tools to analyze nucleic acids, small molecules, and proteins in order to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

    AstraZeneca PLC. AstraZeneca PLC is a holding company. Through its subsidiaries, the group researches, manufactures and sells pharmaceutical and medical products. The group focuses its operations on seven therapeutic areas:
Gastrointestinal, Cardiovascular, Oncology, Respiratory, Central Nervous System, Pain Control, Anaesthesia and Infection.

    Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

    Biogen, Inc. Biogen, Inc. develops, manufactures, and markets drugs for human health care. The company develops and tests products used for the treatment of multiple sclerosis, kidney diseases, inflammatory diseases, and cardiovascular diseases, as well as focuses on developmental biology and gene therapy. Biogen sells Avonex to treat relapsing forms of multiple sclerosis.

    Biovail Corporation. Biovail Corporation is an international, full-service pharmaceutical company. The company is engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmacuetical products utilizing advanced drug delivery technologies.

    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas, and hair and skin care products.

    Chiron Corporation. Chiron Corporation is a biotechnology company that participates in the biopharmaceuticals, blood testing, and vaccines markets. The company develops products for preventing and treating cancer, infection, and cardiovascular disease. Chiron's products include Proleukin, recombinant human platelet-derived growth factor, and traditional pediatric and adult vaccines.

    CIGNA Corporation. CIGNA Corporation, through its subsidiaries, provides group life and health insurance, managed care products and services, retirement products and services, and individual financial services worldwide. The company also sells individual life and health insurance and annuity products in selected international locations.

    Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

    Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and eastern Europe.

    Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

    Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

    HCA-The Healthcare Company. HCA-The Healthcare Company operates hospitals and related health care entities. The company currently operates general, acute care hospitals, and psychiatric hospitals that offer a full range of services. HCA's facilities are located in the United States, England, and Switzerland.

    Human Genome Sciences, Inc. Human Genome Sciences, Inc. researches and develops proprietary pharmaceutical and diagnostic products. The company's products predict, prevent, detect, treat, and cure disease based on the discovery of human and microbial genes.

    IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rtuxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

    Immunex Corporation. Immunex Corporation is a biopharmaceutical company that discovers, develops, manufactures, and markets therapeutic products. The company's products are used to treat human diseases, including cancer, infectious diseases, and immunological disorders. Immunex sells its products around the world.

    IVAX Corporation. IVAX Corporation researches, develops, manufactures, and markets branded and generic pharmaceuticals in the United States and international markets. The company also specializes in veterinary products, diagnostic products, and nutraceuticals.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's principal consumer products include Band-Aid adhesive bandages, Tylenol acetaminophen products, Johnson's baby products, and Stayfree sanitary products, among others.

    MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

    Merck & Company. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a biopharmaceutical company that uses its scientific and technological capabilities and methods to develop drugs and predictive medicine products and services. The company's predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions on drug treatment and patient care.

    Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    Pharmacia Corporation. Pharmacia Corporation researches, manufactures, and sells pharmaceuticals world wide. The company's pharmaceutical segment includes prescription products for humans and animals, bulk pharmaceuticals, and contract manufacturing. Pharmacia's agricultural products segment is comprised of agricultural chemicals, seeds, and genomics, as well as animal productivity and nutrition research.

    Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns or operates general hospitals and related health care facilities serving communities in the United States. The company operates rehabilitation hospitals, specialty hospitals, long-term care facilities, psychiatric facilities, and medical office buildings near its general hospitals, as well as ancillary health care businesses.

    Teva Pharmaceutical Industries Ltd. Teva Pharmaceutical Industries Ltd. manufactures pharmaceuticals and hospital supplies. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women, and Copazone for treatment of multiple sclerosis. Teva also manufactures veterinary products and disposable hospital supplies.

    UnitedHealth Group, Inc. UnitedHealth Group Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

    Internet Portfolios

    Amdocs, Ltd. Amdocs, Ltd. provides product-driven information system solutions to major telecommunications companies in the United States and internationally. The company provides integrated customer care and billing systems for wireless and wireline network operators and service providers, as well as for companies that offer multiple service packages.

    Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    BEA Systems, Inc. BEA Systems, Inc. provides e-commerce infrastructure software. The company, along with its e-commerce transaction platform, provides consulting, education, and support services that help companies launch e-commerce initiatives. BEA's systems are used in the commercial and investment banking, securities trading, telecommunications, airlines, retail, and manufacturing industries.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    Check Point Software Technologies, Ltd. Check Point Software Technologies, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

    CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial institutions, and other organizations.

    Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

    i2 Technologies, Inc. i2 Technologies, Inc. provides eBusiness solutions. The company's TradeMatrix product, a platform of business-to-business solutions, services, and marketplaces, offers planning, procurement, commerce, fulfillment, customer care, retail, strategic sourcing, and product development services. i2 Technologies also offers its RHYTHM software applications product.

    Interwoven, Inc. Interwoven, Inc. provides Web content management solutions. The company's products help companies build, maintain, and extend mission-critical Web sites and eBusiness applications. Interwoven's TeamSite product combines the functions of content management, version control, workflow, and application development in an open, standards-based platform.

    Jabil Circuit, Inc. Jabil Circuit, Inc. designs and manufactures circuit board assemblies for original equipment manufacturers in the communications, personal computer, computer peripheral, and automotive and consumer products industries. The company offers circuit design, board design, prototype assembly, volume board assembly, and system assembly.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Marvell Technology Group, Ltd. Marvell Technology Group, Ltd. designs, develops, and markets integrated circuits for communications-related markets. The company's products provide the interface between analog signals and the digital information used in computing and communications systems. Marvell's technology is applied to the broadband data communications market.

    Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Network Appliance, Inc. Network Appliance, Inc. delivers network-attached data storage and access devices. The company's Internet caching solutions and file servers deliver access to network-stored data and enable simultaneous shared file services for UNIX, Windows NT, and the World Wide Web.

    Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

    ONI Systems Corporation. ONI Systems Corporation develops, markets, and sells communications networking equipment based on optical technology. The company's equipment uses pulses of light rather than electric current in the transmission and routing of telephone, Internet, and other data communications in these networks.

    Openwave Systems, Inc. Openwave Systems, Inc. provides open Internet-based communication infrastructure software and applications. The company's customers are wireless network operators, wireline carriers, Internet service providers, portals, and broadband network providers. Openwave offers wireless Internet infrastructure and browsers, unified messaging, mobile email, directory service, and voice processing.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, work- stations, PCs, minicomputers, mainframes, and massively parallel computers.

    Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

    PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the Company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    Redback Networks Inc. Redback Networks Inc. provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators, and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. Redback's subscriber management system connects and manages subscribers using digital subscriber line, cable, and wireless technologies.

    Scientific-Atlanta, Inc. Scientific-Atlanta, Inc. provides products and services for advanced communications networks which deliver voice, data, and video. The company's products connect information generators with information users via broadband terrestrial and satellite networks, and include applications for the converging of cable, telephone, and data networks.

    Siebel Systems, Inc. Siebel Systems, Inc. provides eBusiness applications. The company's applications enable organizations to sell to, market to, and service its customers across multiple channels, including the Web, call centers, field, resellers, retail, and dealer networks.

    Sonus Networks, Inc. Sonus Networks, Inc. provides voice infrastructure products. The company's hardware and software enables customers to deploy an integrated, packet-based network carrying both voice and data traffic. Sonus markets and sells its products to service providers, including long distance carriers, wholesale carriers, Internet service providers, and cable operators.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    TranSwitch Corporation. TranSwitch Corporation designs, develops, markets, and supports integrated digital and mixed-signal semiconductor solutions for the telecommunications and data communications markets. The company's customers primarily include original equipment manufacturers who incorporate its products into networking equipment. TranSwitch sells its products worldwide.

    VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through re-sellers, value added resellers, hardware distributors, and systems integrators.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits. The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

    Morgan Stanley Consumer IndexSM Portfolios

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

    Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals and consumer healthcare products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals and animal biologicals and pharmaceuticals.

    American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

    Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

    Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

    Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

    ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets products for retail consumers, restaurants, and institutions. The company's products include brands such as Hunt's, Healthy Choice, Banquet, Bumble Bee, Butterball, Peter Pan, and Swiss Miss. ConAgra conducts operations in countries around the world.

    Crown Cork & Seal Company, Inc. Crown Cork & Seal Company, Inc. manufactures packaging products for consumer goods. The company's products include metal cans and plastic packaging products, plastic containers, metal specialty and promotional packaging products, composite containers, and a variety of closures and dispensing systems.

    Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

    General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include Cheerios cereal, Betty Crocker dessert mixes, Pop Secret microwave popcorn, Gold Medal flour, and Yoplait yogurt. General Mills also has joint venture operations focused on ready-to-eat cereals worldwide, snack foods in Europe and in China, and baking and dessert mixes in Latin America.

    Gillette Company. Gillette Company manufactures male and female grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries. The company's products include blades, razors, shaving preparations, and hair epilation devices. Gillette's products are sold worldwide.

    International Flavors & Fragrances, Inc. International Flavors & Fragrances Inc. creates and manufactures flavor and fragrance products. The company's fragrance products are sold to manufacturers of perfumes, cosmetics, soaps and detergents, and its flavor products to manufacturers of prepared foods, beverages, dairy foods, pharmaceuticals, and confectionery products. International Flavors has operations throughout the world.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's principal consumer products include Band-Aid adhesive bandages, Tylenol acetaminophen products, Johnson's baby products, and Stayfree sanitary products, among others.

    Kimberly-Clark Corporation. Kimberly-Clark Corporation manufactures tissue, personal care, and health care products, as well as business, correspondence, and technical papers. The company sells its products under brand names such as Huggies, Depend, Kotex, Kleenex, Tecnol, and Page. Kimberly-Clark sells its products around the world.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

    Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

    Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Newell Rubbermaid, Inc. Newell Rubbermaid, Inc. manufactures and markets consumer products which are sold through a variety of retail and wholesale distribution channels. The company's products include housewares, juvenile products, home furnishings, office products, and hair accessories. Newell Rubbermaid's products are sold under the Calphalon, Rubbermaid, Goody, Levolor, Berol, and other brand names.

    PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and snack food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Slice, and Tropicana Pure Premium, as well as snack foods such as Lay's potato chips, Dorito's tortilla chips, and Rold Gold pretzels. PepsiCo owns the international rights to the brand Seven-Up.

    Philip Morris Companies, Inc. Philip Morris Companies, Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcoholic beverages. The company's products are sold worldwide.

    Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    Safeway, Inc. Safeway, Inc. operates a retail food and drug chain in the United States and Canada under the Safeway, Dominick's, Vons, and Carr-Gottstein names. The company also has a network of distribution, manufacturing, and food processing facilities. In addition, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

    Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

    SYSCO Corporation. SYSCO Corporation markets and distributes foodservice products. The company provides food and related products and services to restaurants, healthcare and educational facilities, lodging establishments, and other foodservice customers. SYSCO distributes its products throughout the entire continental United States, as well as portions of Alaska and Canada.

    W.W. Grainger, Inc. W.W. Grainger, Inc. distributes maintenance, repair and operating supplies, and related information to the commercial, industrial, contractor, and institutional markets in North America. The company's products include motors, HVAC equipment, lighting, hand and power tools, pumps, and electrical equipment.

    Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, and Puerto Rico, as well as joint ventures in China and Korea.

    Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

    Walgreen Company. Walgreen Company operates retail drugstores. The company's stores sell prescription and nonprescription drugs, general merchandise, liquor and beverages, cosmetics, and tobacco products. Walgreen operates stores in the United States and Puerto Rico.

    Morgan Stanely High-Technology 35 IndexSM Portfolios

    Amazon.com, Inc. Amazon.com, Inc., an online retailer, sells books, music, videotapes, audio-tapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

    Automatic Data Processinng, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

    Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

    Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

    Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

    EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

    Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

    Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets semiconductor memory and enhancement products. The company's products include dynamic random access memory chips (DRAMs), static random access memory chips (SRAMs), Flash memory devices, memory modules, graphic accelerators, and personal and network computer systems.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

    Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

    Parametric Technology Corporation. Parametric Technology Corporation develops, markets, and supports integrated product development and processes lifecycle management solutions. The company's software solutions are used worldwide.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

    Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

    Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

    Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

    Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    Yahoo!, Inc. Yahoo!, Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 273:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 273 as of February 20, 2001. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 273 as of February 20, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   February 20, 2001





                             STATEMENTS OF CONDITION
                             As of February 20, 2001


                                                    Bandwidth          Bandwidth        Biotechnology      Biotechnology
                                                        &                  &                  &                  &
                                                    Telecom-           Telecom-            Pharma-            Pharma-
                                                   munications        munications         ceutical           ceutical
                                                    Series A           Series B           Series A           Series B
                                                 --------------     --------------     --------------     --------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)             $     147,473      $      147,473    $       143,291    $       143,291
                                                 --------------     --------------     --------------     --------------
  Total                                          $     147,473      $      147,473    $       143,291    $       143,291
                                                 --------------     --------------     --------------     --------------

LIABILITIES AND INTEREST
OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                       $         213      $          369    $           141    $           384
  Deferred sales charge liability (3)                    2,905               5,214              2,822              5,066
Interest of Unitholders--
  Cost to investors (4)                                148,970             148,970            144,740            144,740
  Less: Gross underwriting commission
      and organizational costs (2)(4)(5)                 4,615               7,080              4,412              6,899
                                                 --------------     --------------     --------------     --------------
  Net interest to Unitholders (4)                      144,355             141,890            140,328            137,841
                                                 --------------     --------------     --------------     --------------
Total                                            $     147,473      $      147,473    $       143,291    $       143,291
                                                 --------------     --------------     --------------     --------------



 (1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
 (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
 (3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".
 (4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
 (5)Assumes the maximum sales charge.






                             STATEMENTS OF CONDITION
                             As of February 20, 2001

                                                  Internet        Internet
                                                  Portfolio       Portfolio
                                                  Series A        Series B
                                               --------------- --------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)         $      146,168    $     146,168
                                               --------------- --------------
  Total                                      $      146,168    $     146,168
                                               =============== ==============


LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                   $          214    $         302
  Deferred sales charge liability (3)                 2,879            5,168
Interest of Unitholders--
  Cost to investors (4)                             147,650          147,650
  Less: Gross underwriting commission
        and organizational costs (2)(4)(5)            4,575            6,952
                                               --------------- --------------
  Net interest to Unitholders (4)                   143,075          140,698
                                               --------------- --------------
Total                                        $      146,168    $     146,168
                                               =============== ==============



 (1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
 (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
 (3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".
 (4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
 (5)Assumes the maximum sales charge.




                             STATEMENTS OF CONDITION
                             As of February 20, 2001

                                                    Consumer           Consumer           High-Tech          High-Tech
                                                      Index              Index            35 Index           35 Index
                                                    Portfolio          Portfolio          Portfolio          Portfolio
                                                    Series A           Series B           Series A           Series B
                                                 --------------     --------------     --------------     --------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)             $     147,682      $      147,682    $      147,235     $       147,235
                                                 --------------     --------------     --------------     --------------
  Total                                          $     147,682      $      147,682    $      147,235     $      147,235
                                                 --------------     --------------     --------------     --------------
LIABILITIES AND INTEREST
OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                       $         317      $          312    $          192     $          275
  Deferred sales charge liability (3)                    2,909               5,221             2,900              5,206
Interest of Unitholders--
  Cost to investors (4)                                149,180             149,180           148,730            148,730
  Less: Gross underwriting commission
      and organizational costs (2)(4)(5)                 4,724                7,031            4,587              6,976
                                                 --------------     --------------     --------------     --------------
  Net interest to Unitholders (4)                      144,456              142,149          144,143            141,754
                                                 --------------     --------------     --------------     --------------
Total                                            $     147,682      $       147,682   $      147,235     $      147,235
                                                 --------------     --------------     --------------     --------------



 (1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
 (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
 (3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".
 (4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
 (5)Assumes the maximum sales charge.






THE PORTFOLIOS
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   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   Each Portfolio seeks to increase the value of your investment by investing in a portfolio of stocks. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.
   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.
     INTERNET PORTFOLIOS. The Internet has become a part of daily life for many people and continues to grow at a significant rate. The Internet is in a growth phase that challenges traditional business models by offering advantages to companies embracing it. The Internet is generally recognized as one of the fastest-growing commercial innovations. Although it is still evolving as a medium for communications and commerce, it has already had a substantial impact on both consumers and business. For consumers, the advent of online shopping has brought greater convenience, while businesses have enjoyed productivity gains. Not only can consumers shop from the convenience of their homes, but they also have connections to a variety of online information. It is relatively easy to conduct research on various products or subjects, giving people another outlet for information.
     Jupiter B-to-B Commerce Model (June, 2000) estimates that United States online business-to-business commerce in the next six years could be as follows in billions of dollar and as a percentage of total United States trade: 2000 - $336 (3%); 2001 - $700 (6%); 2002 - $1,510 (12%); 2003 - $2,940 (22%); 2004 -
$4,592 (32%); 2005 - $6,343 (42%). This information is not intended to depict actual performance or predict future performance of any company, security of your Portfolio. It is only intended to depict forecasted revenues from business-to-business commerce according to the Jupiter B-to-B Commerce Model (June, 200). There can be no assurance that these estimates will be realized or that current trends will continue. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of you investment.

RISK FACTORS
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   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   INDEX CORRELATION. The Morgan Stanley High-Technology 35 IndexSM and Morgan Stanley Consumer IndexSM Portfolios invest in stocks from the Morgan Stanley High-Technology 35 IndexSM and the Morgan Stanley Consumer IndexSM selected prior to the date of each Portfolio's formation. The stocks in these Portfolios will not change if the index components, or their weightings within the index, change. The performance of these Portfolios may not correspond with the index for this reason and because the Portfolios incur a sales charge and expenses.
   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.
   Telecommunications Issuers. The Bandwidth & Telecommunications Portfolios invest significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the following section discussing technology companies because these companies may involve similar risks.
   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolios invest in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   Technology Issuers. The Internet and Morgan Stanley High-Technology 35 IndexSM Portfolios invest in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   Internet Issuers. The Internet Portfolios invest exclusively in Internet-related technology companies. In addition to the risks discussed under "Technology Issuers", an investment in these companies involves risks such as:

     o    Aggressive product pricing due to new market entrants;

     o    Short product lives;

     o    Earnings projections that fail to materialize; and

     o    Increased volatility.

   Consumer Product and Retail Issuers. The Morgan Stanley Consumer IndexSM Portfolios invest exclusively in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.
   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on October 10, 2001, the secondary market sales charge for the Series B Portfolios will be 4.50% and will not include deferred payments. The sales charge for all Series B Portfolios will reduce by 0.5% on each subsequent February 20 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:


                           SERIES A           SERIES B
       TRANSACTION         PORTFOLIO          PORTFOLIO
         AMOUNT*         SALES CHARGE       SALES CHARGE
     --------------     --------------     --------------
Less than $50,000             2.95%            4.50%
$50,000 - $99,999             2.70             4.25
$100,000 - $249,999           2.50             4.00
$250,000 - $499,999           2.25             3.50
$500,000 - $999,999           2.00             2.50
$1,000,000 or more            1.50             1.50

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*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Portfolios offered in this prospectus at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

                           SERIES A           SERIES B
       TRANSACTION         PORTFOLIO          PORTFOLIO
         AMOUNT*          CONCESSION         CONCESSION
     --------------     --------------     --------------
Less than $50,000             2.25%            3.50%
$50,000 - $99,999             2.00             3.25
$100,000 - $249,999           1.75             3.00
$250,000 - $499,999           1.50             2.50
$500,000 - $999,999           1.25             1.50
$1,000,000 or more            0.75             0.75

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 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of a Series A Portfolio and a Series B Portfolio of the same industry sector type to qualify for these compensation levels but may not aggregate among different sectors.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the total concession or agency commission will amount to 1.30% per Unit for the Series A Portfolios and 2.50% per Unit for the Series B Portfolios. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.
   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

                              SERIES A          SERIES B
                             PORTFOLIOS        PORTFOLIOS
                             ----------        ----------
Fee paid on purchase            0.00%            0.00%
Deferred sponsor retention      0.70             1.00
                                -----            -----
    Total                       0.70%            1.00%
                                =====            =====

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Portfolio for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   CERTIFICATES. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolio. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.
   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio
   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
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   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of each Portfolios. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in your Portfolio.
   For purposes of the following discussion and opinion, it is assumed that each Security in your Portfolio is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. Your Portfolio is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Portfolio under the Code; and the income of the Portfolio will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Portfolio.
   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Portfolio regardless of whether such dividends are used to pay a portion of any deferred sales charge imposed. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").
   3. Each Unitholder will have a taxable event when the Portfolio disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Portfolio (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Portfolio. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Portfolio are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   DEFERRED SALES CHARGE. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   DIVIDENDS RECEIVED DEDUCTION. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unitholders should consult with their tax advisers with respect to the limitations to the dividends received deduction.
   To the extent dividends received by the Portfolio are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   LIMITATIONS ON DEDUCTIBILITY OF PORTFOLIO EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Portfolio is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Portfolio as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Portfolio expenses.
   RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE PORTFOLIO OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Portfolio or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.


   For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Due to the length of a Series A Portfolio's life, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of a Series A Portfolio if you are eligible for and elect to receive an in kind distribution at redemption or termination.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Portfolio including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   SPECIAL TAX CONSEQUENCES OF IN KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS
OR TERMINATION OF THE PORTFOLIO. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Portfolio. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Portfolio, a Unitholder is considered as owning a pro rata portion of each of the Portfolio's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Portfolio will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Portfolio. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Portfolio, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Portfolio.
   Because the Portfolio will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Portfolio. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Portfolio. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Portfolio in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Portfolio will be reduced to the extent dividends paid with respect to such Security are received by the Portfolio which are not taxable as ordinary income as described above.
   OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Portfolio (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Portfolio.
   It should be noted that payments to the Portfolio of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Portfolio. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Portfolio, the Trustee will furnish to each Unitholder of the Portfolio a statement containing information relating to the dividends received by the Portfolio on the Securities, the gross proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Portfolio for New York tax matters, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Portfolio that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your portfolio will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. When these amounts are paid by or owing to the Trustee, they are secured by a lien on your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
    MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


   TABLE OF CONTENTS
        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Bandwidth & Telecommunications Portfolios...     4
   Biotechnology & Pharmaceutical Portfolios...     7
   Internet Portfolios.........................    10
   Morgan Stanley Consumer
      IndexSM Portfolios.......................    14
   Morgan Stanley High-Technology 35
      IndexSM Portfolios.......................    17
   Notes to Portfolios.........................    20
   The Securities..............................    21
   Report of Independent Certified
      Public Accountants.......................    38
   Statements of Condition ....................    39
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-8
   Wrap Fee and Advisory Accounts..............   A-8
   Rights of Unitholders.......................   A-9
   Portfolio Administration....................  A-11
   Taxation....................................  A-13
   Portfolio Operating Expenses................  A-17
   Other Matters...............................  A-18
   Additional Information......................  A-18


--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO273
                                                                          #36664
                                                                          #37244
                                                                          #37749
                                                                          #37693


                                   PROSPECTUS


--------------------------------------------------------------------------------
                                FEBRUARY 20, 2001




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


      BANDWIDTH & TELECOMMUNICATIONS
         PORTFOLIO, SERIES 14A
      BANDWIDTH & TELECOMMUNICATIONS
         PORTFOLIO, SERIES 14B

      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 14A
      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 14B

      INTERNET PORTFOLIO, SERIES 27A
      INTERNET PORTFOLIO, SERIES 27B

      MORGAN STANLEY CONSUMER
         INDEXSM PORTFOLIO, SERIES 1A
      MORGAN STANLEY CONSUMER
         INDEXSM PORTFOLIO, SERIES 1B

      MORGAN STANLEY HIGH-TECHNOLOGY 35
         INDEXSM PORTFOLIO, SERIES 19A
      MORGAN STANLEY HIGH-TECHNOLOGY 35
         INDEXSM PORTFOLIO, SERIES 19B



                              VAN KAMPEN FUNDS INC.


                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555

              Please retain this prospectus for future reference.




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 273


--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                           PAGE
          Risk Factors.....................................   2
          The Portfolios...................................   5
          Sponsor Information..............................   7
          Trustee Information..............................   8
          Portfolio Termination............................   8

RISK FACTORS
     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     FOREIGN STOCKS. Because certain Portfolios invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
    TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.
    CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.
THE PORTFOLIOS
     In seeking the Portfolios' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
     Investors should note that the above criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.
     MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIOS. Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.


                    HIGH-TECH       S & P           S&P
                    35 INDEX        500          TECHNOLOGY
                    ---------      --------     -----------
   1995                51.04%        37.11%        42.83%
   1996                21.59         22.68         41.37
   1997                17.08         33.10         26.09
   1998                95.67         28.58         72.95
   1999               110.87         20.89         75.10
   2000               (27.43)        (9.10)       (39.97)
   Thru 1/31/01        17.82          3.55         17.18

   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the High-Tech 35 Index does not reflect hypothetical Portfolio sales charges and expenses. The performance of any Portfolio will be lower than the index because a Portfolio includes a sales charge and expenses. In addition, a Trust may not be able to exactly replicate the index and will not change if the index changes.
     When reviewing any historical performance information, you should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, have exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of stocks will replicate the performance exhibited in the past.
   These figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. Treasury bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, an investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance of these indices is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Portfolio. Securities in which the Portfolio invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have greater potential for loss of principal.
   THE MORGAN STANLEY INDICES. The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.
   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION
     Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolios. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; credit services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); and real estate advice, financing and investing.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of September 30, 2000, the Sponsor and its Van Kampen affiliates managed or supervised more than $100 billion of investment products. The Sponsor and its Van Kampen affiliates offer more than 50 open-end mutual funds, 37 closed-end funds, and have sponsored over 2,700 series of fixed income and equity unit investment trusts.
     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and in the case of a Portfolio will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Portfolio with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:


         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1         Copy of Trust Agreement.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 223 (File No. 333-34242) dated July 25, 2000.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1         Consent of Interactive Data Corporation.

4.2         Consent of Independent Certified Public Accountants.




                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 273, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 273, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 20th day of February, 2001.

                                         Van Kampen Focus Portfolios, Series 273
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                        ------------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 20, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmermann III              President                                 )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                       Operations and Technology Officer      )

                                                             Christine K. Putong
                                                           ---------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.